Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299
October 4, 2010
VIA HAND DELIVERY AND EDGAR TRANSMISSION
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax: (703) 813-6968

RE:	Grifols, SA Registration Statement on Form F-4 Filed August 10, 2010 File No. 333-168701
Response to Staff Comment Letter dated September 8, 2010
Dear Mr. Riedler:
Reference is made to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced registration statement on Form F-4 (the “Registration Statement”) of Grifols, S.A. (the “Company” or “Grifols”), in your letter dated September 8, 2010 (the “Comment Letter”).
I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that is being filed today with the Staff. Four clean copies of Amendment No. 1, together with exhibits and annexes, and four marked courtesy copies are being delivered to you for your reference. The marked copies reflect all changes made since the filing of the Registration Statement on August 10, 2010.
For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 91 and have provided responses immediately below such comments. The page numbers referred to in the Company’s responses below refer to the page numbers in Amendment No. 1.
SEC Comment No. 1.
     General
1.	We note you released revenue and income information for the first half of 2010 on your website on July 29, 2010. Tell us what consideration was given to providing this information in your Form F-4. Please refer to Item 8A5 of Form 20-F.
Response to Comment No. 1.
The Staff is advised that unaudited consolidated interim financial statements, in accordance with Item 8A5 of Form 20-F, have been included in Amendment No. 1. Please see pages F-2 through F-17 of Amendment No. 1.
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SEC Comment No. 2.
     Summary, page 1
     The Companies, page 1
2.	Please identify the indications that the identified Grifols’ products are intended to treat. Similarly, identify Talecris’ material products and indicate which conditions each is intended to treat.
Response to Comment No. 2.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 1 and 2 of Amendment No. 1.
SEC Comment No. 3.
     Grifols Non-Voting Shares, page 4
3.	Please state the differences between the non-voting shares being offered and your existing ordinary shares.
Response to Comment No. 3.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 4-5 of Amendment No. 1.
SEC Comment No. 4.
     Financing, page 7
4.	Please provide updated information relating to your need to obtain $225 million in order to complete the transaction. If you have identified a source for these funds, please identify the source and disclose any applicable terms.

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Response to Comment No. 4.
The Staff is advised that, as of the date of this letter, Grifols has obtained approximately $80 million from the sale to Deustche Bank S.A.E. of receivables owed by the Spanish Social Security system. Grifols currently expects to obtain the remaining $145 million mainly through sale/leaseback transactions involving certain of its real properties, the terms of which have not yet been determined. The applicable disclosure in the Registration Statement has been revised to reflect this information. Please see page 8 of Amendment No. 1. Grifols will update the Registration Statement as applicable once additional sources for the remaining $145 million required to finance the transaction have been identified and relevant terms have been determined.
SEC Comment No. 5.
     Conditions to Complete the Transaction, page 9
5.	Please revise the discussion to clarify which conditions can be waived and which cannot.
Response to Comment No. 5.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 11 of Amendment No. 1.
SEC Comment No. 6.
     Unaudited Pro Forma Condensed Combined Financial Information, page 20
6.	With regard to your adjustments to IFRS in your unaudited pro forma condensed combined financial information, please address the following.
•	Note (b) you indicate that inventory impairment recoveries resulted in a decrease in profit for 2009 of $4.568 million. Please clarify these adjusting entries by discussing the nature of the $8.650 million adjustment classified as other operating expenses that resulted in the decrease in profit of $4.568 million and how this amount agrees with the impact to the Balance Sheet.

•	Note (f) you indicate that the adjustment reflects dividends that would have been accrued during 2009 under IFRS. We see the adjustment to your income statement but do not see the accrual hit your balance sheet. Please clarify the impact this adjustment has to the balance sheet and if there is no impact, the reasons why.
Response to Comment No. 6.
The Staff is advised with respect to the first bullet point, that the presentation of the 2009 net inventory impairment in the Unaudited Pro Forma Condensed Combined Income Statement in the Registration Statement has been revised to address the Staff’s comment. Please see page 31 of Amendment No. 1.
The Staff is further advised with respect to the second bullet point, that as noted in Note (f), the Series A and B preferred stock dividends were settled upon the completion of Talecris’ initial public offering on September 30, 2009 and the related preferred stock was retired. Consequently, no accrued dividends or preferred stock is outstanding since Talecris’ initial public offering. The Note (f) Preferred Dividends in the Registration Statement has been revised to address the Staff’s comment. Please see page 32 of Amendment No. 1.
SEC Comment No. 7.
7.	With regard to your pro forma adjustments in your unaudited pro forma condensed combined financial information, we note that Note (g) states that the finance charges related to Talecris’

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First and Second Lien Term Loans and the cumulative dividends on the preferred stock have been eliminated. Please tell us how eliminating these items complies with Rule 11-02(b)(6).
Response to Comment No. 7.
The Staff is advised that in connection with the closing of Talecris’ initial public offering on September 30, 2009, the First and Second Lien Term Loans were repaid in full and terminated. The Series A and B preferred stock dividends were also settled.
Rule 11-02 (b)(6) provides that the pro forma adjustment related to the Unaudited Pro Forma Condensed Combined Income Statement shall be computed assuming that the transaction was consummated at the beginning of the fiscal year presented (in this case January 1, 2009) and shall include adjustments which give effect to events that are directly attributable to each specific transaction. Grifols considers the termination fees related to the First and Second Lien Term Loans and the dividends related to the Series A and B preferred stock to be material non recurring charges which result directly from the transaction (assuming that the transaction was consummated at January 1, 2009) and which are included in the income of the registrant within the 12 months following the transaction (during 2009). Rule 11-02 (b)(6) establishes that these types of charges are not included in pro forma income statements.
SEC Comment No. 8.
8.	We note that the final purchase price allocation has not been made and that currently the excess purchase price over the fair value of net assets acquired has been allocated to goodwill. Please expand your disclosure to provide a sensitivity analysis so that a reader can understand the impact on your pro forma results of operations if any of the purchase price is allocated to tangible or intangible assets and the effects of amortization periods assigned to these assets.
Response to Comment No. 8.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 34 of Amendment No. 1.
SEC Comment No. 9.
     Risk Factors, page 41
     General
9.	Many of your risk factor discussions include cross references to later discussions that include important factors in assessing the magnitude of the risk and potential consequences. Please revise your risk factor discussion to include the details that are material to the risk and eliminate the cross references.
Response to Comment No. 9.
The risk factor discussions in the Registration Statement have been revised to address the Staff’s comment. Please see pages 47, 49, 51, 54, 58, 60, 67, 68, 70, 76, and 97 of Amendment No. 1.
SEC Comment No. 10.
10.	Please include an additional risk factor addressing the fact that the Talecris shareholders will have a smaller equity participation in the combined company than they currently enjoy. Quantify the equity ownership that will be held by the Talecris’ shareholders and the equity ownership that will be held by Grifols’ shareholders.
Response to Comment No. 10.
An additional risk factor has been included in the Registration Statement in response to the Staff’s comment. Please see page 50 of Amendment No. 1.

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SEC Comment No. 11.
11.	Please include an additional risk factor that addresses the material risks faced by both you and Talecris in the event adverse changes in foreign currency exchange rates.
Response to Comment No. 11.
With respect to Grifols, the risk factor on page 70 has been revised to address the Staff’s comment. The discussion under the section entitled “Risk Factors—Risks Relating to the Business of Grifols—Grifols’ results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar.” includes all of the material risks faced by Grifols in the event adverse changes in foreign currency exchange rates.
With respect to Talecris, an additional risk factor has been included in the Registration Statement in response to the Staff’s comment. Please see page 86 of Amendment No. 1.
SEC Comment No. 12.
     “There will be material differences between the current rights of Talecris ...,” page 41
12.	Please identify in the body of this risk factor those differences in stockholder rights you believe are material, with a particular emphasis on the fact that holders of class B ordinary shares will lack any voting rights and will have no ability to influence corporate actions.
Response to Comment No. 12.
The risk factor has been revised to address the Staff’s comment. Please see page 46 of Amendment No. 1.
SEC Comment No. 13.
“Any delay in obtaining such governmental consents, or any conditions imposed in connection with the granting of such consents, may jeopardize or postpone...,” page 42
13.	Please identify in the body of this risk factor those approvals and consents you will need to obtain in order to effectuate the merger.
Response to Comment No. 13.
The risk factor has been revised to address the Staff’s comment. Please see pages 46-47 of Amendment No. 1.
SEC Comment No. 14.
“Grifols or Talecris may waive one or more of the conditions to the transaction ...,” page 42
14.	Please revise the discussion to identify the conditions that the parties can waive.

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Response to Comment No. 14.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 47-48 of Amendment No. 1.
SEC Comment No. 15.
“The proposed transactions between Grifols and Talecris may adversely affect operations and financial performance,” page 43
15.	We note your statement that the proposed transaction may result in the loss of key suppliers and customers. To the extent that either party has agreements with customers or suppliers that are terminable in the event of a merger or change in control, please expand your discussion to identify the agreement and the significance of the agreement. To the extent you have already lost any key customers or suppliers, please identify the customers and/or suppliers and describe their significance.
Response to Comment No. 15.
The Staff is advised that to the knowledge of Talecris, Talecris is not a party to any material agreements that are terminable in the event of a merger or change of control and as of the date of this letter, Talecris has not lost any key customers or suppliers as a result of the announcement of the proposed transaction.
The Staff is further advised that with respect to Grifols, no merger or change of control with respect to Grifols is occurring as a result of the transaction contemplated in the Registration Statement and as such no merger or change of control provisions are triggered by the transaction. To the knowledge of Grifols, it has not lost any key customers or suppliers as a result of the announcement of the proposed transaction.
SEC Comment No. 16.
“Lawsuits have been filed against Talecris, Grifols, and certain officers...,” page 43
16.	Please quantify the damages sought.
Response to Comment No. 16.
The Staff is supplementally advised that plaintiffs in each of the cases referred to in the applicable risk factor have not specified the amount of damages sought against Talecris.
SEC Comment No. 17.
“Talecris stockholders will need to consider the Spanish tax consequences...,” page 44
17.	Please expand the discussion to describe the material Spanish tax consequences.
Response to Comment No. 17.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 49-50 of Amendment No. 1.

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SEC Comment No. 18.
“If the transaction is completed, the combined company will have substantial indebtedness...,” page 44
18.	Please quantify the combined company’s estimated annual debt service requirements following the transaction.
Response to Comment No. 18.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 50 of Amendment No. 1.
SEC Comment No. 19.
19.	Please include a separate risk factor discussion identifying the restrictions on the declaration and payment of dividends.
Response to Comment No. 19.
An additional risk factor has been included in the Registration Statement in response to the Staff’s comment. Please see page 57 of Amendment No. 1.
SEC Comment No. 20.
“The market price of the Grifols new ADSs, the Grifols non-voting shares and the Grifols ordinary shares and the results of operations of the combined company after the transaction may be affected by factors...,” page 46
20.	It is unclear what material risk you are attempting to convey to shareholders. Please expand this risk factor to identify the factors or types of factors you believe may affect the results of operations of the combined company and the market price of the ADSs.
Response to Comment No. 20.
The referenced risk factor has been deleted in response to the Staff’s comment. The discussions under the sections entitled “Risk Factors—Risks Relating to the Combined Company,” “Risk Factors—Risks Relating to the Healthcare Industry,” “Risk Factors—Risks Relating to the Business of Grifols,” and “Risk Factors—Risks Relating to the Business of Talecris” include the material factors or types of factors we believe may affect the results of operations of the combined company and the market price of the ADSs.
SEC Comment No. 21.
“Plasma collection and manufacturing, and the manufacture of drugs, biological and devices, are heavily regulated,” page 54

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21.	Please expand this risk factor to include the number of times Talecris has recalled plasma products and devices and identify the products involved.
Response to Comment No. 21.
The risk factor has been revised to address the Staff’s comment. Please see page 60 of Amendment No. 1.
SEC Comment No. 22.
22.	Please identify the number of instances in which you and Talecris have been cited by regulatory authorities for non-compliance with applicable safety standards, describe the circumstances and consequences.

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Response to Comment No. 22.
Except as set forth below, the Staff is supplementally advised that neither Grifols (since starting their U.S. operations in 2003) nor Talecris (since its formation in 2005) has ever been cited or notified by the FDA (or any other regulatory authority) that any of its products fail to meet applicable safety standards. The FDA may communicate such findings in the form of requests for product recalls, warning letters, notices of intent to revoke and other enforcement measures.
When the FDA performs an inspection of a licensed facility, the inspectors may issue a list of findings or observations (a Form 483), for which corrective actions may need to be taken by Grifols or Talecris. A Form 483 is not a final FDA determination of noncompliance. If a manufacturer fails to adequately respond to an observation, the FDA may then issue a Warning Letter or take enforcement action. This process has been disclosed in the risk factor on pages 60-61 of Amendment No. 1. While 483 observations need to be taken seriously and each of Grifols and Talecris do so, receiving them is not uncommon in the biologics industry, particularly with regard to inspections of manufacturing facilities. Grifols and Talecris have fully responded to all FDA Form 483 observations issued to date and the FDA has not issued any Warning Letters to Talecris or taken any compliance action as a result. In addition, except as set forth below, the Staff is further supplementally advised that neither Grifols nor Talecris has had citations by the U.S. Occupational Safety and Health Administration (OSHA) and the U.S. Department of Labor (DOL) since Talecris’ formation in 2005 or since Grifols started its U.S. operations in 2003. Accordingly, no revision in this regard to the risk factor with respect to Grifols and Talecris has been made.
Since 2003, five of Grifols’ Biomat collection centers have been issued minor citations by state occupational safety and health agencies. These matters have been resolved to the satisfaction of the applicable agencies. All of these citations are over two years old and none involved fines of more than $2,000. As such, these citations are not material. In addition, Grifols has received two FDA warning letters, as disclosed on page 60 of Amendment No. 1.
Further, as disclosed on page 57 of Amendment No.1, Grifols’ blood plasma fractionation center in Los Angeles, California is managed through a consent decree which was entered into in February 1998 based on action by the FDA and U.S. Department of Justice (DOJ) addressing Federal Food, Drug and Cosmetic Act violations committed by the former owner of the center, Alpha Therapeutic Corporation.
SEC Comment No. 23.
“Grifols’ business is highly concentrated on its three largest products...,” page 55
23.	Please quantity each product’s percentage of net sales. If you are aware of reasons to expect a potential decrease in net sales, i.e. increased competition, please describe the circumstances.
Response to Comment No. 23.
The risk factor has been revised to address the Staff’s comment. Please see page 62 of Amendment No. 1.

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SEC Comment No. 24.
“Grifols must continually monitor the performance of its products once approved and marketed for signs that their use may elicit serious and unexpected side effects ...,” page 56
24.	Please describe known serious adverse effects of your commercially available products. Similarly, revise “Talecris must continually monitor the performance...” on page 72 to describe the know side effects of its products.
Response to Comment No. 24.
The applicable risk factors have been revised to address the Staff’s comment. Please see pages 63 and 80 of Amendment No. 1.
SEC Comment No. 25.
“Grifols may be unable to hire or retain the qualified personnel needed to sustain its planned growth,” page 62
25.	Please condense this risk factor with the one immediately succeeding it, as they are largely duplicative.
Response to Comment No. 25.
The risk factors have been revised to address the Staff’s comment. Please see page 68 of Amendment No. 1.
SEC Comment No. 26.
“Grifols’ future success depends on its ability to retain members of its senior management and to attract, retain and motivate qualified personnel,” page 62
26.	Please identify the members of senior management and other key personnel whose departure you believe would significantly and negatively impact your business.
Response to Comment No. 26.
The risk factor has been revised to address the Staff’s comment. Please see page 68 of Amendment No. 1.
SEC Comment No. 27.
Grifols’ business requires substantial capital to operate and grow and to achieve Grifols’ strategy of realizing increased operating leverage ..., page 62
27.	Please estimate the amounts you expect to spend on capital and operating expenses over the next five years.

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Response to Comment No. 27.
The risk factor has been revised to address the Staff’s comment. Please see page 69 of Amendment No. 1.
SEC Comment No. 28.
“Grifols is susceptible to interest rate variations,” page 63
28.	Please revise the risk factor to quantify the debt you will incur as a result of the transaction.
Response to Comment No. 28.
The risk factor has been revised to address the Staff’s comment. Please see page 70 of Amendment No. 1.
SEC Comment No. 29.
“Grifols’ share price could be volatile and subject to significant and sudden declines,” page 69
29.	Please disclose the high and low trading price during each of the last three years.
Response to Comment No. 29.
The risk factor has been revised to address the Staff’s comment. Please see page 76 of Amendment No. 1.
SEC Comment No. 30.
“Talecris’ products have historically been subject to supply-driven price fluctuations,” page 75
30.	The portion of this risk factor comprising page 76 appears to address competitive pressures on Talecris more than price fluctuations driven by the supply of plasma; please prepare a separate risk factor addressing competition that includes this information.
Response to Comment No. 30.
The risk factor has been revised to address the Staff’s comment. Please see page 84 of Amendment No. 1.
SEC Comment No. 31.
“Talecris is investigating potential Foreign Corrupt Practices Act violations,” page 77
31.	Please expand this risk factor to include the following information:
•	The actions involved in the possible violations of the FCPA that you have identified; and

•	The countries where there are potential violations.
Similarly, revise the description of Talecris’ business.

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Response to Comment No. 31.
The applicable risk factors have been revised to address the Staff’s comment. Please see pages 68, 281, F-120 and F-163 of Amendment No. 1.
SEC Comment No. 32.
“Talecris may infringe or be alleged to infringe intellectual property rights of third parties,” page 83
32.	Please state in this risk factor the current status of the patent infringement case filed against Talecris in May 2008.
Response to Comment No. 32.
The risk factor has been revised to address the Staff’s comment. Please see page 92 of Amendment No. 1.
SEC Comment No. 33.
“Talecris’ future success depends on its ability to retain members of its senior management ...,” page 86
33.	Please identify the members of senior management and other key personnel whose departure you believe might impede the achievement of Talecris’ research, development, operational and commercialization objectives.
Response to Comment No. 33.
The risk factor has been revised to address the Staff’s comment. Please see page 95 of Amendment No. 1.
SEC Comment No. 34.
“A substantial portion of Talecris’ revenue is derived from a small number ...,” page 86
34.	Please identify the two customers who accounted for approximately 28% and 27% of Talecris’ net revenues for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively. Similarly, revise the description of Talecris’ business.
Response to Comment No. 34.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 96, 275, 296, and F-137 of Amendment No. 1.
SEC Comment No. 35.
     The Transaction
     Background of the Transaction, page 92

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35.	Please provide more information about the informal discussions between you and Talecris since April 2005, including the frequency of these discussions, the levels of management involved, and the nature of the discussions.
Response to Comment No. 35.
The referenced disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 99-100 of Amendment No. 1.
SEC Comment No. 36.
36.	Please identify the principals of Grifols who approached Brett Ingersoll in November 2009 and the reasons why the proposed acquisition price of $25.00 was deemed insufficient.
Response to Comment No. 36.
The referenced disclosure in the Registration Statement has been revised to identify the principals of Grifols who approached Brett Ingersoll in November 2009. Please see page 100 of Amendment No. 1. As to the second part of the Staff’s comment, Mr. Ingersoll was conveying the position of Talecris Holdings, LLC, for whom he had authority to speak, and not of Talecris. We respectfully submit that the disclosure accurately summarizes the substance of the communication from Mr. Ingersoll to Grifols, and that no further disclosure is warranted.
SEC Comment No. 37.
37.	Please describe the contacts with Talecris between late December 2009 and early February 2010 and mid-February and mid-April 2010, including whether the contacts consisted of meetings or written correspondence and the nature of the meetings or communications. Your discussions should identify all parties present at the meetings.
Response to Comment No. 37.
The referenced disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 103-104 of Amendment No. 1.
SEC Comment No. 38.
38.	In all parts of this discussion where you refer to representatives of Grifols, representatives of Talecris, members of management of either company, legal and financial advisors to either company and any other entity involved the negotiation of this transaction, you should identify the person or persons who participated in any meetings, telephone calls, etc. by name. If the entire Board of Directors of either company was a participant, or a special committee of the Board whose members you have already identified, you do not need to identify each individual director.

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Response to Comment No. 38.
The disclosure in the Registration Statement has been revised to identify by name the Grifols and Talecris representatives who participated in meetings or telephone calls between Grifols and Talecris. Please see pages 103-107 of Amendment No. 1.
We respectfully submit that the identities of the representatives of the various legal and financial advisors would be immaterial to stockholders, although we have identified by name the representatives of Natixis who were involved in helping to arrange the initial December 2009 meetings.
SEC Comment No. 39.
39.	Please explain why the original proposal for a two-step merger communicated in November and December 2009 was changed to a single-step merger after the meeting held on February 11, 2010.
Response to Comment No. 39.
Additional disclosure has been provided in the Registration Statement to address the Staff’s comment. Please see page 104 of Amendment No. 1.
SEC Comment No. 40.
40.	Please explain in your disclosure the unwillingness on your part to issue any voting shares as part of this transaction.
Response to Comment No. 40.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 104 of Amendment No. 1.
SEC Comment No. 41.
41.	Please describe the revised transaction terms suggested to Messrs. Ingersoll and Mayer on May 19, 2010.
Response to Comment No. 41.
Additional disclosure has been provided in the Registration Statement to address the Staff’s comment. Please see page 105 of Amendment No. 1.
SEC Comment No. 42.
42.	Please describe the update on the business conditions made by Talecris’ management to the Board on June 4, 2010.

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Response to Comment No. 42.
Additional disclosure has been provided in the Registration Statement to address the Staff’s comment. Please see page 106 of Amendment No. 1.
SEC Comment No. 43.
43.	Please provide the Talecris Board of Directors’ assessment of what the discounted market price of the class B non-voting ordinary shares would be and the impact this discount would have on the merger consideration.
Response to Comment No. 43.
The Staff is respectfully advised that the potential that the Grifols non-voting shares may trade at a discount to the Grifols ordinary shares is discussed under “Talecris’ Reasons for the Transaction”, and in particular on page 110 of Amendment No.1 as a negative factor under the heading “-Grifols Non-Voting Shares May Trade at a Significant Discount to the Grifols Ordinary Shares.” We respectfully submit that this is the more appropriate location for such disclosure. Please also see our response to the Staff’s Comment No. 46 below.
SEC Comment No. 44.
Talecris’ Reasons for the Transaction: Recommendation of the Talecris Board of Directors, page 97
44.	Please explain the reasons for your belief that the combined entity is better positioned to face challenges presented by the present climate of your industry.
Response to Comment No. 44.
Additional disclosure has been provided in the Registration Statement to address the Staff’s comment. Please see page 108 of Amendment No. 1.
SEC Comment No. 45.
45.	Please explain the basis for your belief that the combined company will experience operating synergies of up to $160 million in 2012 and increasing to $230 million by 2014. If these figures are based on internal estimates or on projections provided by your financial advisors, please provide a more specific discussion of the estimates and projections.
Response to Comment No. 45.
The Staff is supplementally advised that the expected synergy figures were provided by Grifols to Talecris, and that such fact is disclosed in the relevant bullet point on page 108 of Amendment No.1 (“annual operating synergies . . . that Grifols informed Talecris it expects to be realized from the transaction”).
SEC Comment No. 46.
46.	If the trading discount of non-voting shares relative to ordinary shares has been estimated by Talecris or its financial advisor, please include this estimate in your disclosure. If the implied

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merger consideration was calculated based on the non-discounted trading price of Grifols shares, please clarify.
Response to Comment No. 46.
With respect to the first sentence of the Staff’s comment, the Staff is supplementally advised that while the financial advisors did provide some perspectives and frameworks for considering the potential discount, the Talecris Board of Directors did not adopt, and was not provided by its advisors with, any specific estimate of the trading discount of the Grifols non-voting shares relative to the Grifols ordinary shares, nor of any agreed-upon range of likely discounts. With respect to the second sentence of the Staff’s comment, additional disclosure has been provided in the Registration Statement to address the Staff’s comment. Please see page 104 of Amendment No. 1.
SEC Comment No. 47.
47.	In your discussion of the fixed stock price of merger consideration, please elaborate on the Talecris’ Board of Directors review of the relative intrinsic values and financial performance of the merger parties, including the factors the Board considered and its overall assessment.
Response to Comment No. 47.
The referenced disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 107 of Amendment No. 1.
SEC Comment No. 48.
Talecris’ Reasons for the Transaction: Recommendation of the Talecris Board of Directors, page 97
48.	Please supplementally provide us with copies of any materials prepared by Citigroup Global Markets Inc. in connection with its opinion, including, among other things, any “board books,” previous drafts of the fairness opinion provided to the Talecris Board of Directors, and any summaries of presentations made to the Board. We may have further comments on your disclosure once we have had the opportunity to review these materials.

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Response to Comment No. 48.
The presentation materials prepared by Citi in connection with rendering its opinion to Talecris’ board of directors at its June 6, 2010 meeting summarized under the caption “Opinion of Citigroup Global Markets Inc.” are being provided to the Staff under separate cover by counsel for Citi on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, counsel for Citi has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Citi also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.
The Staff is supplementally advised that no previous drafts of the fairness opinion were provided to the Talecris Board of Directors.
SEC Comment No. 49.
49.	In this discussion, you make reference to Section 368(a)(1)(F) of the Code. As you have not defined the Internal Revenue Code elsewhere in your disclosure, you should do so here. Please also clarify that the transaction qualifies as reorganization but that it is taxable to Talecris’ shareholders.
Response to Comment No. 49.
We supplementally note for the Staff that the term “Code” was defined on page 384 of Amendment No. 1, which section relates to “Material U.S. Federal Income Tax Considerations” and to which stockholders are directed beginning on page 9 of the summary section of the Registration Statement. The summary section also clarifies that the transaction will be fully taxable to Talecris stockholders. In light of the Staff’s comments, further disclosure of the definition of the term “Code” has been included on page 114 of Amendment No. 1.
SEC Comment No. 50.
50.	Please disclose any instructions given to Citigroup in connection with its opinion and any limitations imposed on the scope of its investigation or tell us supplementally that no such instructions were given and no such limitations were imposed.
Response to Comment No. 50.
We believe that the current disclosure in the Registration Statement addresses the Staff’s comment to disclose any the instructions given or limitations imposed by Talecris. We note the disclosure appearing on pages 113 and 114 of the Registration Statement which, to the extent considered “instructions” or “limitations,” indicates, among other things, that Citi did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Talecris or Grifols, Citi did not make any physical inspection of the properties or assets of Talecris or Grifols, Citi was not requested to, and did not, participate in the negotiation or structuring of the transaction and Citi was not requested to, and did not, solicit third-party indications of interest in the possible acquisition of all or a part of Talecris. We further note the disclosure appearing on page 114 of the Registration Statement which states that, except as described above, Talecris imposed no other instructions or limitations on Citi with respect to the investigations made or procedures followed by it in preparing its

October 4, 2010 Page 18
opinion. Given the foregoing, we believe that no additional disclosure is required in this regard
SEC Comment No. 51.
51.	We note your statement that Citi held discussions with Talecris about the results of prior solicitation processes undertaken by or on behalf of Talecris. Please expand this disclosure to fully describe the information that was relayed to Citi about these solicitation processes.
Response to Comment No. 51.
The Staff is supplementally advised that, to the extent material, the solicitation processes undertaken by or on behalf of Talecris that were discussed with Citi are disclosed in the portion of the Registration Statement appearing under the caption “Background of the Transaction.” Accordingly, no additional revisions have been made to the disclosure in this regard.
SEC Comment No. 52.
52.	Please expand the statement [that the] fairness opinion is for the use and benefit of the Talecris Board to clarify that the fairness advisor consented to the filing of the fairness opinion.
Response to Comment No. 52.
It is our understanding, based on other transactions reviewed by the Staff and the Staff’s position articulated in the Division of Corporation Finance’s Current Issues and Rulemaking Projects dated November 14, 2000, that the proposed disclosure generally is requested by the Staff only when limiting language with respect to the use or disclosure of a financial advisor’s opinion appears in such opinion. Specifically, Citi’s opinion does not contain language precluding its inclusion in the Registration Statement or language that the Staff has indicated as objectionable in the Staff’s 2000 guidance. In light of the foregoing and consistent with the Staff’s position articulated in the past in similar transactions and the line item requirements of the proxy rules, we respectfully submit that such disclosure is not necessary or required for purposes of the Registration Statement.
SEC Comment No. 53.
53.	We note your statement that Citigroup relied on financial forecasts relating to both yourself and Talecris in preparing the opinion. Please include the Grifols financial forecasts.
Response to Comment No. 53.
The disclosure regarding Grifols financial forecasts has been added to the Registration Statement in response to the Staff’s comment. Please see pages 121-123 of Amendment No. 1.
SEC Comment No. 54.
54.	Please describe the other analyses and examinations Citi deemed appropriate.
Response to Comment No. 54.
The Staff is supplementally advised that we believe that the current disclosure in the Registration Statement of the material financial analyses performed by Citi in connection with the delivery of its

October 4, 2010 Page 19
opinion appearing on pages 112 to 120 of Amendment No. 1 addresses the Staff’s comment. In light of the Staff’s comment, the applicable disclosure in the Registration Statement has been revised to further indicate that the material financial analyses described below are the analyses that Citi deemed appropriate for purposes of its opinion. Please see page 115 of Amendment No. 1.
SEC Comment No. 55.
Talecris Financial Analyses, page 105
55.	Please explain how you selected the comparable companies. If there were other companies that met the selection criteria but were excluded from the analysis, please provide additional disclosure explaining the reason for omitting these companies from the analysis. Similarly, explain how the companies used in “Grifols Financial Analysis.”
Response to Comment No. 55.
With respect to the portion of the Staff’s comment regarding Citi’s selection criteria, the applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 115 and 117 of Amendment No. 1.
With respect to the portion of the Staff’s comment as to whether any companies that met Citi’s selection criteria were excluded from the analysis, the Staff is supplementally advised that no selected companies identified as meeting Citi’s selection criteria were excluded from the respective selected companies analyses relating to Talecris and Grifols. We note for the Staff, however, as indicated in the current disclosure appearing on page 114 of Amendment No. 1, that no company or business used in such analyses is identical to Talecris or Grifols and that such analyses necessarily involves judgment. In light of the foregoing and the Staff’s comment, disclosure in the Registration Statement has been added to indicate that the selected companies analyses may not necessarily utilize all companies or businesses that could be deemed comparable to Talecris or Grifols. Please see page 114 of Amendment No. 1.
SEC Comment No. 56.
56.	We note that Citi applied a “range of selected multiples of calendar years 2010 and 2011 estimated EBITDA and EPS..,” Please disclose the range of selected multiples used in the analysis and explain how the range was determined. For example, did the range consist of the highest multiple and lowest multiple, were outliers excluded from the analysis? Provide similar information with respect to “Grifols Financial Analysis.”
Response to Comment No. 56.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 115 and 118 of Amendment No. 1.
SEC Comment No. 57.
57.	Please revise the discussion of the selected transaction analysis to disclose the dates of the transactions used in the analysis and the criteria used to select the comparable transaction. If there were additional transactions that met the selection criteria but were omitted from the analysis, please explain why they were omitted from the analysis.

October 4, 2010 Page 20
Response to Comment No. 57.
With respect to the portion of the Staff’s comment regarding the dates of the transactions and Citi’s selection criteria, the applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 116 of Amendment No. 1.
With respect to the portion of the Staff’s comment as to whether any transactions that met Citi’s selection criteria were excluded from the analysis, the Staff is supplementally advised that no selected transactions identified as meeting Citi’s selection criteria were excluded from the selected transactions analysis. We note for the Staff, however, as indicated in the current disclosure appearing on page 104 of Amendment No. 1, that no transaction used in such analysis is identical to the Talecris-Grifols transaction and that such analysis necessarily involves judgment. In light of the foregoing and the Staff’s comment, disclosure in the Registration Statement has been added to indicate that the selected transactions analysis may not necessarily utilize all transactions that could be deemed comparable to the Talecris-Grifols transaction. Please see page 114 of Amendment No. 1.
SEC Comment No. 58.
58.	In the selected precedent transactions analysis, please disclose the range of selected multiples of the target companies’ latest 12 months of EBITDA and the corresponding data for Talecris. Please also disclose how the range was determined.
Response to Comment No. 58.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 116 of Amendment No. 1.
SEC Comment No. 59.
59.	In the premiums paid analysis, please disclose the eight transactions involving biopharmaceutical companies that were considered in this analysis. Please also disclose the range of selected premiums derived from those transactions, how the range was determined and the closing price of Talecris on June 4, 2010.
Response to Comment No. 59.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 116-117 of Amendment No. 1.
SEC Comment No. 60.
60.	In the discounted cash flow analysis, please explain the reason for Citi’s use of perpetuity growth rates of 1.0% to 2.0% and a discount rate range of 9.5% to 10.5%. Provide similar information with respect to “Grifols Financial Analysis.”
Response to Comment No. 60.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 117 and 118 of Amendment No. 1.

October 4, 2010 Page 21
SEC Comment No. 61.
61.	Please identify the Wall Street firms who have promulgated the one-year forward stock price targets for both Talecris and yourself and indicate the dates those targets were released.
Response to Comment No. 61.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 118 of Amendment No. 1.
SEC Comment No. 62.
62.	Please identify the selected dual class publicly traded securities and the selected precedent transactions involving acquisitions of dual class shares that Citigroup analyzed in order to determine liquidity and non-voting discounts, if any.
Response to Comment No. 62.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 118-119 of Amendment No. 1.
SEC Comment No. 63.
     Miscellaneous, page 108
63.	Is any portion of Citi’s fee contingent on the completion of the transaction?
Response to Comment No. 63.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 119 of Amendment No. 1.
SEC Comment No. 64.
     Restrictions on Sales of the Grifols Non-Voting Shares Received in the Transaction, page 111
64.	Please explain in detail the restrictions on trading pursuant to Rule 144 that will be in place for Talecris shareholders who are affiliates of yours.
Response to Comment No. 64.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 123-124 of Amendment No. 1.
SEC Comment No. 65.
Interests of Talecris’ Directors and Executive Officers in the Transaction, page 111

October 4, 2010 Page 22
65.	Please indicate here that you will extend indemnification and insurance liability coverage to the Talecris directors and officers for a period of six years after effective time of the merger.
Response to Comment No. 65.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 128 of Amendment No. 1
SEC Comment No. 66.
     Grifols’ Reasons for the Transaction, page 116
66.	Please elaborate on the anticipated cost savings and operating synergies you believe you will experience as a result of the merger and state the bases for this belief.
Response to Comment No. 66.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 129 of Amendment No. 1.
SEC Comment No. 67.
     Grifols’ Dividend Policy, page 118
67.	Please note in this discussion all of the limitations imposed on your ability to pay ordinary dividends by the terms of your financing, and also note that your leverage ratio after the transaction is closed will be approximately five (5).
Response to Comment No. 67.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 131 of Amendment No. 1.
SEC Comment No. 68.
     The Merger Agreement, page 124
     Representations and Warranties, page 128
68.	Please describe specifically how the representations and warranties you and Grifols have made to each other have been qualified by information set forth in Talecris’ filings with the SEC and your filings with the CNMV.

October 4, 2010 Page 23
Response to Comment No. 68.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 142 of Amendment No. 1.
SEC Comment No. 69.
     Conditions to Completing the Transaction, page 146
69.	There does not appear to be a discussion under the heading “- Grifols Shareholders Meeting Recommendation of the Board of Directors” in your registration statement, which you have cross-referenced. Regardless, you should identify the matters to be approved in this part of the disclosure.
Response to Comment No. 69.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 158 of Amendment No. 1.
SEC Comment No. 70.
     Termination of the Merger Agreement, page 147
70.	Please indicate in your discussion of your ability to terminate the merger agreement even in the event of your breach of the agreement that such action will still trigger the break-up fee you have agreed to pay Talecris.
Response to Comment No. 70.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 161 of Amendment No. 1.
SEC Comment No. 71.
     The Voting Agreements, page 155
     General
71.	In this discussion, please explain what you mean when you use the term “covered shares.”
Response to Comment No. 71.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 168 and 169 of Amendment No. 1.
SEC Comment No. 72.
     The Grifols Voting Agreements, page 156
72.	Please identify the Grifols shareholders that have entered into voting agreements with Talecris.

October 4, 2010 Page 24
Response to Comment No. 72.
The Staff is advised that the Grifols shareholders owning approximately 35% in the aggregate of the outstanding Grifols ordinary shares that entered into voting agreements with Talecris on June 6, 2010 are disclosed in Annex C to the Registration Statement. Please see page A-C26 of Amendment No. 1.
The Staff is further advised that with respect to the support from Grifols shareholders owning approximately 8% in the aggregate of the outstanding Grifols ordinary shares obtained following the execution of the merger agreement, none of these shareholders holds more than 2% of the outstanding Grifols ordinary shares and none of such shareholders are affiliates of Grifols. In addition, Grifols will not publicly disclose the identity of such shareholders in Spain. Accordingly, we respectfully submit that the identity of such Grifols shareholders is not material.
SEC Comment No. 73.
     Industry Overview, page 159
     The Plasma Industry, page 159
73.	With respect to your discussion of plasma supply on page 163, please cite to the source of your statement concerning the growth in U.S. source plasma collections. If this statement represents your opinion, please provide the basis for your opinion.
Response to Comment No. 73.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 176 of Amendment No. 1.
SEC Comment No. 74.
74.	With respect to your discussion of the in vitro diagnostic market on page 165, you have disclosed your sales as a percentage of the world market. Please indicate the source used to estimate the size of the world market.
Response to Comment No. 74.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 178 of Amendment No. 1.
SEC Comment No. 75.
     Regulatory Matters, page 166
     Government Regulation, page 166
75.	Please expand your disclosure to discuss the regulatory environments in those countries where you have material sales, other than the United States and Europe. To the extent that your sales are not material in those countries, or you believe the regulatory environments are not extensive enough to warrant further disclosure, please revise your disclosure accordingly.
Response to Comment No. 75.
The relevant disclosure has been revised to address the Staff’s comment. Please see pages 185-186 of Amendment No. 1.
With respect to Grifols, the Staff is supplementally advised that Grifols’ sales are not material to the business of Grifols, taken as a whole, in any one country outside of the U.S. and the European Union. Individually, no country accounted for more than 5% of Grifols total net sales in 2009. In the aggregate, only 21% of Grifols’ total net sales in 2009 came from outside of the United States and Europe.
Accordingly, we respectfully submit that no additional disclosure regarding other regulatory environments is needed in connection therewith.
SEC Comment No. 76.
     Information about Grifols, page 174
     General
76.	Please identify any agreements that are material to your business. We specifically note that you have referenced third parties you rely on for sale, distribution and delivery of your products and license agreements. Please identify your material agreements and describe the material terms including the identity of the other party, payment provisions, end term and termination provisions. Please also file these agreements as exhibits or provide us with an analysis supporting your determination that you are not substantially dependent on them.

October 4, 2010 Page 25
Response to Comment No. 76.
The Staff is advised that Grifols is not currently a party to any agreements that are material to its business within the meaning of Item 601(b)(10) of Regulation S-K. Item 601(b)(10) of Regulation S-K generally requires filing as an exhibit any contract that (i) is not entered into during the ordinary course of business, and (ii) is material to the registrant. No single customer accounted for more than 4% and 3% of Grifols’ total net sales in the six months ended June 30, 2010 and the year ended December 31, 2009, respectively. None of Grifols’ current suppliers accounted for more than 7% of Grifols’ total supply purchases for each of the six months ended June 30, 2010 and the year ended December 31, 2009. With respect to the supplier accounting for such 7%, the Staff is supplementally advised that other third-party suppliers also provide Grifols with the same products purchased from such supplier. Grifols is not a party to any license agreement that requires a royalty payment of greater than $10 million per year. In addition, Grifols is not a party to any material lease under which any of the property described in the Registration Statement is held. All of Grifols agreements were made in the ordinary course of Grifols business and are of the type which ordinarily accompanies the kind of business Grifols conducts. Further, Grifols’ business is not substantially dependent on any one of these agreements as described in Item 601(b)(10)(ii)(B) of Regulation S-K.
Notwithstanding this, certain agreements related to the sale, distribution and delivery of Grifols products, as well license agreements, are disclosed in the joint proxy statement/prospectus to provide investors with a better understanding of the terms and relevance of Grifols’ business relationships. By this disclosure, Grifols does not intend to suggest that any of these agreements are material contracts.
Further, Grifols does not believe that its €350.0 million syndicated long-term loan, entered into on May 26, 2008, requires filing under Item 601(b)(10), as the loan will be refinanced in connection with transactions contemplated by the Registration Statement. Grifols thus respectfully submits that none of its current agreements require filing as exhibits under Item 601(b)(10).
In addition, Grifols respectfully submits that the Note Purchase Agreement governing its Guaranteed Senior Notes is not required to be filed under Item 601(b)(4). In accordance with Item 601(b)(4)(iii), Grifols intends to take appropriate steps to redeem or retire the Guaranteed Senior Notes prior to or upon delivery by Grifols of the non-voting ordinary shares.
SEC Comment No. 77.
     Patents and Trademarks, page 191
77.	Please disclose the jurisdiction of each patent identified and when each is scheduled to expire.
Response to Comment No. 77.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 206-207 of Amendment No. 1.
SEC Comment No. 78.
     Operational and Financial Review of Grifols, page 198
     Liquidity and Capital Resources, page 213
     Contractual Obligations, page 220

October 4, 2010 Page 26
78.	It appears you have not included your interest commitments under your interest-bearing debt in your contractual obligation table on page 220, or provided textual discussion of this obligation below the table. Please ensure your contractual obligation table in MD&A includes interest or if you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Response to Comment No. 78.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 239 of Amendment No. 1.
SEC Comment No. 79.
     Employment and Severance Arrangements, page 233
79.	Please identify the three (3) executive officers who have entered into employment contracts with you and specify how compensation would be paid to them in the event of a termination. For example, state whether compensation will be paid if the executive is terminated with cause or justification. Also, state if there is any minimum or maximum amount of variable compensation that would be paid regardless of the circumstances of the termination and if these amounts are contingent on corporate or individual performance during the executive’s final year of employment.
Response to Comment No. 79.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 251-252 of Amendment No. 1.
SEC Comment No. 80.
     Security Ownership of Certain Beneficial Owners and Management of Grifols, page 234
80.	Please identify the individual or individuals who have voting and/or investment power over the shares of your common stock held by Scranton Enterprises B.V. and Deria S.A.

October 4, 2010 Page 27
Response to Comment No. 80.
The Staff is advised that no individual or individuals have voting power over the Grifols ordinary shares held by Scranton Enterprises B.V. and Deria S.A. All of the Grifols ordinary shares held by Scranton Enterprises B.V. and Deria S.A. are voted on all matters in accordance with the recommendation of the Grifols Board of Directors. Scranton Enterprises B.V. has nineteen (19) shareholders. Its largest shareholder holds an approximately 11% interest. Deria S.A. has five (5) shareholders, each having a 20% interest.
The Staff is further advised that the disclosure regarding security ownership of Grifols on page 253 of Amendment No. 1 has been revised to remove the concept of investment power as such term is not relevant to Spanish determinations of share ownership.
SEC Comment No. 81.
81.	If Jose Antonio Grifols Gras exercises voting and/or investment power over the shares held by Thorthol Holdings B.V., please indicate such in your disclosure. If he does not, please identify the individual or individuals who do exercise such powers.
Response to Comment No. 81.
The Staff is advised that Jose Antonio Grifols Gras does not exercise voting power over the Grifols ordinary shares held by Thorthol Holdings B.V. All of the Grifols ordinary shares held by Thorthol Holdings B.V. are voted on all matters in accordance with the recommendation of the Grifols Board of Directors. Thorthol Holdings B.V. has three (3) shareholders, each owning approximately one-third of the Grifols ordinary shares.
The Staff is further advised that the disclosure regarding security ownership of Grifols on page 253 of Amendment No. 1 has been revised to remove the concept of investment power as such term is not relevant to Spanish determinations of share ownership.
SEC Comment No. 82.
     Information about Talecris, page 240
82.	We note you have made the following statements about Talecris’ competitive position and size of the industry:
•	“one of the largest producers and markets of plasma-derived protein therapies in the world;”

•	Gamunex and Gamunex IVIG “is one of the leading products in the IVIG segment;”

•	“Prolastin A1P1/Prolastin-CA1P1 has the leading share of sales in the United States;” and

•	“There are 11,000 individuals currently identified with A1P1 deficiency in North America.”
Please revise your registration statement to attribute these statements, and similar statements, to the applicable source. If the statements based on your beliefs or estimates, please include the basis for these beliefs or estimates.

October 4, 2010 Page 28
Response to Comment No. 82.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 259, 262 and 267 of Amendment No. 1.
SEC Comment No. 83.
83.	You have included a number of references to various agreements, including:
•	supply agreement with CSL Plasma,

•	prescription fulfillment agreement with Centric Health Resources,

•	supply agreements with Octapharma, ABS and Biotest,

•	packaging agreement with Catalent Pharma Solutions, and

•	licensing agreements with Bayer Healthcare, Activaero and Crucell.
Please describe describe the material terms of all of your material agreements. Additionally, file the agreements as exhibits or provide us with an analysis supporting your determination that you are not substantially dependent on them.
Response to Comment No. 83.
The following agreements have been filed as Exhibits 10.4 to 10.8 of Amendment. No.1 to address the Staff’s comment:
•	supply agreement with CSL Plasma (the material terms of which are described on page 270 of Amendment No. 1);

•	prescription fulfillment agreement with Centric Health Resources (the material terms of which are described on page 345 of Amendment No. 1);

•	packaging agreement with Catalent Pharma Solutions (the material terms of which are described on page 277 of Amendment No. 1); and

•	licensing agreement with Bayer Healthcare (the material terms of which are described on page 279 of Amendment No. 1).
With respect to the supply agreements with Octapharma, ABS and Biotest, Item 601(b)(10) of Regulation S-K generally requires filing as an exhibit any contract that (i) is not entered into during the ordinary course of business, and (ii) is material to the registrant. Talecris has contracts for the supply of source plasma with Octapharma, ABS and Biotest, among others. For 2010, these contracts are forecasted to represent 2.6%, 0.4%, and 2.9% of plasma acquired through collections or from third parties. Talecris anticipates that aggregate third party normal source plasma volumes will decline from these levels over time. In addition, these companies supply hyperimmune plasma to Talecris, but hyperimmune sales represent less than 5% of Talecris sales. Talecris considers it part of its ordinary business to enter into these type of arrangements. All of the agreements were made in the ordinary course of Talecris’ business

October 4, 2010 Page 29
and are of the type which ordinarily accompanies the kind of business Talecris conducts. Further, the business is not substantially dependent on any one of these agreements as described in Item 601(b)(10)(ii)(B) of Regulation S-K.
With respect to the licensing agreements with Activaero and Crucell, these licensing agreements reflect co-development and licensing arrangements. From time to time, Talecris enters into similar agreements to share research and development resources. As with other biopharmaceutical companies, Talecris considers it part of its ordinary business to enter into these type of arrangements to advance the development of particular products. The Activaero agreement relates to a delivery device for a product Talecris is developing, A1PI Aerosol, and the Crucell agreements relate to the development of two recombinant proteins as described in the joint proxy statement/prospectus. The amounts paid to Activaero and Crucell during 2009, represented less than 4% of Talecris’ research and development expenses and less than 1% of Talecris’ operating expenses. Talecris therefore believes that, as a result of their status and cost, the products related to the Activaero and Crucell agreements are immaterial in amount and significance. Any direct benefit under either agreement is likely only to arise in the distant future. Given Talecris’ existing and established revenue-generating products, Talecris does not believe it is now or will in the future be substantially dependent upon either the Activaero or Crucell agreements. Notwithstanding their immateriality, these agreements are disclosed in the joint proxy statement/prospectus to provide investors with a greater understanding of the terms and relevance of Talecris’ co-development relationships. By this disclosure, Talecris does not intend to suggest that the co-development agreements are material contracts. Talecris thus respectfully submits that the Activaero and the Crucell agreements do not require filing as exhibits under Item 601(b)(10).
In response to comment letters from the Staff of the Commission dated October 19, 2007, and August 19, 2009, Talecris had correspondence and discussion with the Staff regarding these agreements. Ultimately the Staff accepted Talecris’ position as stated above with regard to these agreements
SEC Comment No. 84.
     Packing and Distribution Contracts, page 259
84.	Please include additional information about Talecris’ material distribution agreements, including payment, term and termination provisions.

October 4, 2010 Page 30
Response to Comment No. 84.
Talecris’ distribution agreements with Canadian Blood Services/Societe Canadienne Du Sang and Héma-Québec have been filed as Exhibits 10.9 to 10.11 of Amendment No.1 to address the Staff’s comment. Information regarding payment, term and termination provisions of these agreements are included on pages 96 and 263 of Amendment No. 1.
Aside from the contracts with the Canadian blood system, which are being filed with Amendment No. 1, all of Talecris agreements of this type were made in the ordinary course of its business and are of the type which ordinarily accompanies the kind of business we conduct. Further, our business is not substantially dependent on any one of these agreements as described in Item 601(b)(10)(ii)(B) of Regulation S-K.
SEC Comment No. 85.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris, page 265
     Non-U.S. GAAP Financial Measures, page 320
85.	There are several instances of the non-GAAP financial measures, “adjusted EBITDA,” in your notes to the consolidated financial statements for Talecris Biotherapeutics Holding Corp, including but limited to page 134 and 141. In these instances please also provide reference to this section such that your disclosures for how management, the compensation committee, and lenders use of the non-GAAP financial measures can be readily available for the reader to locate.
Response to Comment No. 85.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages F-150, F-157 and F-158 of Amendment No. 1.
SEC Comment No. 86.
     Grifols, S.A. and Subsidiaries, page F-1
     Notes to the Consolidated Financial Statements, page F-9
     (7) Goodwill, page F-40
     Impairment testing, page F-41
86.	You state that, for impairment testing purposes, you allocate goodwill to each of the “group’s cash generating units in accordance with their respective business segment.” It appears that there are several CGU’s per segment based on your disclosure that all but Woolloomooloo Holdings is in the Bioscience segment. Please clarify what level at which goodwill is monitored for internal management purposes and how this complies with IAS 36.80 and BC150B.
Response to Comment No. 86.
The 2009 edition of IAS 36.80 stated that each unit or group of units to which goodwill is allocated shall: (a) represent the lowest level within the entity at which the goodwill is monitored for internal

October 4, 2010 Page 31
management purposes; and (b) not be larger than an operating segment determined in accordance with IFRS 8 operating segments. Subsequently, the 2010 edition amended the 2009 edition by providing that such group shall also not be larger than the operating segment, as defined by paragraph 5 of IFRS 8 operating segments, before aggregation.
The impairment testing is monitored for internal management purposes at each cash-generating unit (CGU) based on an operating segment and geographical basis. As such, the CGU’s to which the goodwill is allocated are as follows:
•	UK – Bioscience segment

•	Italy – Bioscience segment

•	US – Bioscience segment

•	Australia – Diagnostic segment
This allocation complies with requirements (a) and (b) of IAS 36.80 as set forth above, for editions 2009 and 2010.
SEC Comment No. 87.
     (8) Other Intangible Assets, page F-42
     Impairment testing, page F-42
87.	You state that you calculate your value in use based on cash flow projections from the financial budgets approved by management. Please tell us whether or not you use pre tax rates in your cash flow projections. To the extent you use post tax rates, please provide us your basis for using these assumptions and how this is in compliance with IAS 36.55.

October 4, 2010 Page 32
Response to Comment No. 87.
Paragraph 55 of IAS 36 provides that discount rates for the calculation of impairment must be pre-tax rates. Appendix A, paragraph A20 of IAS 36.55 further indicates that, when the basis used to estimate the discount rate is post-tax, that basis is adjusted to reflect a pre-tax rate.
We used post-tax rate rates in our post-tax cash flow projections when performing impairment testing. In practice it is more common to use post-tax cash flows and a post-tax discount rate such as weighted average cost of capital (“WACC”). In addition, because there are no significant discrepancies (i) in timing of future tax cash flows and (ii) between the cost of the assets and their tax base, no significant differences arise whether the value in use (“VIU”) is calculated on a post-tax basis or a pre-tax basis.
As pre-tax rates are difficult to estimate, it is common practice to estimate the VIU of the CGU using post-tax rates and post-tax cash flows, and then find the discount rate that equals VIU using the same cash flows but excluding taxes.
Accordingly, we respectfully submit that the use of post-tax rates in our cash flow projections is in compliance IAS.36.55.
SEC Comment No. 88.
     (15) Equity, page F-50
     (c) Reserves, page F-50
88.	We note your requirements under Spanish Law to transfer profits to your legal reserve and that the legal reserve can only be used to offset losses if there are no other reserves in the company. We further note your dividend policy of 40% of profits. It appears that you have contributed excess amounts to the legal reserve and your dividends have been less than your 40% policy. Tell us your basis for this allocation of profits to the legal reserve and the amount distributed as dividends. Additionally, there are two deductions from reserves in 2009 while your disclosures state the reserve “is not distributable to shareholders,” “may only be used to offset losses,” “may be used to increase share capital...” Please tell us the nature of the 2009 deductions. Further tell us the nature of the “other reserves that you have presented in your footnote 15(e) and reconcile the amounts presented in the table on F-52 to the amounts presented in your Statement of Changes in Consolidated Equity.
Response to Comment No. 88.
     Legal Reserve
In page F-52, the distribution of the company’s profit refers to Grifols, S.A.’s individual statutory financial statements under Spanish GAAP. 10% of Grifols, S.A.’s result is transferred to legal reserve until this reserve amounts 20% of Grifols, S.A.’ s share capital.
At December 31, 2009, the company needed only the amount of 2,649 thousands of Euros to reach the amount of 20% on its share capital. Hence, the allocation of the result to legal reserve is lower than the 10%.

October 4, 2010 Page 33
     Distribution of Dividends
Grifols’ policy on dividends is 40% on the Consolidated profit attributable to equity holders of the Parent.
Grifols, S.A. is the company paying the dividends.

000 EUR	2009	2008
Consolidated profit attributable to equity holders of the Parent (A)	147,972	121,728
Dividends on the profit for the year (B)	27,229 + 31,960 =
	59,189	48,691
A / B	40,0%	39,999%
     Deduction of Reserves 2009 (F-8)
The column of Reserves in the Statement of Changes in Consolidated Equity includes both Legal reserve and Other reserves. Other reserves have no restrictions except for what is stated on page F-66 of Amendment No. 1.
The deduction of (5,679) thousands of Euros corresponds to the loss of operations with treasury stock. Other charges amounting to (124) thousands of Euros correspond to the negative impact of different transactions that have to be posted directly against reserves without going through P/L.
     Footnote 15(e)
Other reserves correspond to the remaining amount of profit (on an individual basis, not consolidated) once dividends and legal reserve have been applied. Grifols, S.A.‘ s other reserves have no restrictions.
     Reconciliation of Table on F-52 to the amounts presented in Statement of Changes in Consolidated Equity
The table on page F-68 of Amendment No. 1 corresponds to Grifols, S.A. as an individual company.
Statement of changes in consolidated equity corresponds to the Grifols group (consolidated figures).
SEC Comment No. 89.
     Appendix I
     Geographic Information, page F-85
89.	Please remove the note that states “Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.”

October 4, 2010 Page 34
Response to Comment No. 89.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page F-101 of Amendment No. 1.
SEC Comment No. 90.
     Talecris Biotherapeutics Holdings Corp., page F-115
     Notes to the Financial Statements, page F-119
     Note 26, Condensed Consolidating Financial Information, page F-162
90.	Please provide us a detailed description of the cash transactions that enabled the Parent to report $90.4 million and $31.1 million of positive operating cash flows during 2009 and 2008, respectively. We note that this comprises 38% and 94% of consolidated operating cash flows. Presumably the Parent has no operations and merely pays interest and taxes, and receives dividend and interest payments from its subsidiaries.
Response to Comment No. 90.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages F-128-F-129 of Amendment No. 1 (with respect to 2009 audited financial statements) and pages F-179 and F-183-F-184 of Amendment No. 1 (with respect to June 30, 2010 interim financial statements).
The Staff is supplementally advised that (1) with respect to the year ended December 31, 2009 and the six months ended June 30, 2009, the Parent’s operating cash flows include the merger termination fee of $75.0 million received from CSL, the impact of the management fee payable to Cerberus and Ampersand, and related tax impact, (2) with respect to the year ended December 31, 2008, the Parent’s operating cash flows include the management fee payable to Cerberus and Ampersand and the related tax impact and (3) with respect to the six months ended June 30, 2010, the Parent did not have any operating cash flows.
SEC Comment No. 91.
     Exhibits
91.	We note that we will need additional time to review your exhibits once they have been filed.
Response to Comment No. 91.
We acknowledge that the Staff will need additional time to review the exhibits to the Registration Statement once they have been filed.
* * * *

October 4, 2010 Page 35
The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Julie Allen at (212) 969-3155 or Peter Samuels at (212) 969-3335.

Sincerely,

/s/ Julie M. Allen, Esq.

Julie M. Allen, Esq.

cc:	Christine Allen Melissa Rocha Scott Foley Suzanne Hayes